

TENAGA NASIONAL BERHAD (200866-W)

Our Reference: TNB/IRD 1/7/2.1

July 13, 2005



05009852

Bursa Malaysia Securities Berhad
9th Floor, Listing Division
Exchange Square
Bukit Kewangan
(Attention: Ms. Lisa Lam/Ms. Wong)

SUPPL

Status Report On ADR

With reference to the above, we are pleased to furnish below the information required under Para 8.18 pertaining to the Sponsorship of American Depository Receipts or Global Depository Receipts Programmes.

a) Name of Custodian : Maybank Berhad

b) Number of Custodian : 1

c) Number of Ordinary Shares held as at 31st December 2004:
1,361,640 (One Million Three Hundred Sixty One Thousand and Six Hundred Forty Only)

d) Percentage of ADR against issued and paid-up capital: 0.042% (<5%)

We also enclose the letter from Maybank dated July 4, 05 confirming the total number of ordinary shares held under TNB's ADR programme.

Thank you,

Yours sincerely,

(NOR ZAKIAH ABDUL GHANI)
COMPANY SECRETARY

c.c. - Bank of New York, Hong Kong Branch
- U.S. Securities and Exchange Commission



Our ref : CUSTODY/CKE/HLL/TNB
Date : July 4, 2005

The Company Secretary
TENAGA NASIONAL BERHAD
129 Jalan Bangsar
59200 Kuala Lumpur

Fax : 2284 0095

Attn : En Khairul Nazrin / Cik Haslinda

Dear Sir,

SPONSORED LEVEL1 ADR PROGRAM

We are pleased to confirm that the total number of ordinary shares held under the ADR program of your Company, where Maybank is the Custodian :

CDS Account No.	No. Of Ordinary shares held	As at date Ending
201 001 026657486	1,361,640 (One Million Three Hundred Sixty One Thousand and Six Hundred Forty Only)	30th June 2005

Thank you.

# of ordinary shares as at 30-6-2005 : 3,205,883,230.

Yours faithfully,
for Maybank

HO LIAN TECK
Head
Custody Services

CHEW KOON ENG
Head, Operations
Custody Services

c.c Bursa Malaysia Berhad
Attn : Ms Gurdeep Kaur
Listing Department

c.c The Bank of New York
Attn : Ms Karyn Hairston